Exhibit 10.1

June 4, 2014

Mr. Richard F. Gilbody

Dear Rick:

This is to formally offer you the position of Chief Financial Officer at Exa Corporation (the “Company”). You will report to Stephen Remondi, the Company’s President and Chief Executive Officer. Your start date is expected to be June 1, 2014 (the “Start Date”). The details of your offer are as follows:

1.	Base Salary. Your annual base salary will be at the rate of $300,000 per year, less applicable taxes, deductions and withholdings, payable in regular installments in accordance with the Company’s standard payment practices. This base salary will be subject to an annual review by the Compensation Committee.

2.	Incentive Compensation. You will be eligible to participate in the Company’s annual incentive agreement on substantially the same terms as other senior executives, with a target incentive for fiscal year 2015 of 50% of your base salary actually paid during fiscal year 2015 (the “Target Bonus”). The amount of your fiscal year 2015 Target Bonus will be determined by the achievement of the Company’s 2015 revenue goal (40%) and its adjusted EBITDA goal (40%) (see Exhibit A - Annual Incentive Agreement Payment Schedules) and the Compensation Committee’s evaluation of your performance (20%). This incentive compensation will depend in part on the Company’s financial performance and in part on the Compensation Committee’s discretion in assessing your individual performance. To qualify for the Target Bonus, you must remain employed with the Company through the date that the Target Bonus is determined and paid which will be no later than sixty (60) days after the close of the fiscal year.

3.	Equity Arrangements.

a.	In connection with your employment, and subject to approval of the Company’s Board of Directors, you will be granted an incentive stock option to purchase 120,000 shares of the Company’s common stock at an exercise price determined by the Board to be the fair market value at the time of grant (the “Time-Based Option”), expected to be the date of your first day of employment. The Time-Based Option will vest in equal quarterly installments over a period of four (4) years, beginning on the Start Date. The terms of the Time-Based Option shall be set forth in an incentive stock option agreement to be entered into by and between you and the Company.

b.

In connection with your employment, and subject to stockholder approval of the Company’s Amended and Restated 2011 Stock Incentive Plan (as may be amended from time to time), you will be granted an incentive stock option to purchase 20,000 shares of the Company’s common stock at an exercise price determined by the

Board to be the fair market value at the time of grant (the “Additional Time-Based Option”). The Additional Time-Based Option will vest in equal quarterly installments over a period of four (4) years, beginning on the Start Date. The terms of the Time-Based Option shall be set forth in an incentive stock option agreement to be entered into by and between you and the Company.

c.	In connection with your employment, and subject to stockholder approval of the Company’s Amended and Restated 2011 Stock Incentive Plan (as may be amended from time to time), you will be eligible to participate in the Company’s long-term incentive plan for performance-based options (“Performance-Based Options”) as follows: these Performance-Based Options would vest upon the achievement of annual performance targets established by the Board. In each of the first four (4) fiscal years starting with the current fiscal year, 12,500 shares would be eligible to vest at an exercise price determined by the Board to be the fair market value on the date of grant.

d.	In addition to the granting of this initial equity, you shall also be eligible to participate in and receive additional grants in any stock option agreement and restricted stock agreement or other equity-based or equity related compensation agreement, programs or agreements of the Company, as determined by the Board.

4.	Benefits. The Company will provide you the opportunity to be enrolled in our health and dental insurance plans offered through Blue Cross Blue Shield and Delta Dental. Life and disability plans are also offered, based on application(s) that you submit once your employment commences. We also offer participation in an employee 401(k) plan as well as Flexible Spending Account enrollment. Each plan is offered to you, subject to the employee premium co-pay policies currently in effect. In addition, subject to approval of the Board of Directors, you will also receive any other benefits offered or available to employees in similar senior roles at the Company.

5.	Paid Time Off. Vacation and holidays are governed by Company policy. Subject to those policies, your vacation allowance will be accrued monthly based upon twenty (20) days per calendar year.

6.	Travel and Expenses. You will be reimbursed for reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies.

7.	Employment Terms/Severance. Either party may terminate this agreement at any time with or without notice, subject to the terms of this agreement and the severance provisions set forth in Exhibit B.

8.	Obligations. During your employment, you shall devote your full business efforts to the Company. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, serving on the boards of directors of companies that are not competitors to the Company, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment with the Company.

9.	Exa Policies. Your employment will be governed by the Company’s corporate policies and procedures as they exist and as they are developed in the future for general application to employees. In particular, and as a condition of your employment, we require that you sign the Company’s Intellectual Property and Proprietary Information Agreement (the “IPPIA”), attached hereto as Exhibit C, and its Security Policy and Insider Trading Policy.

10.	Confidentiality.

a.	During the course of your duties, you will acquire information about certain matters that is confidential to the Company (including, for the purpose of this letter, any subsidiaries and affiliated companies), and that is the exclusive property of the Company, including, but not limited to: (a) product design and development information, (b) names, addresses, buying habits and preferences of current customers of the Company as well as prospective customers, (c) pricing and sales policies, techniques and concepts, and (d) trade secrets and other confidential information concerning the business operations or affairs of the Company, all of which information is “Confidential Information” for the purpose of this letter. You will not at any time, whether during your employment or after the termination of your employment for any reason, reveal to any person, company or entity any of the trade secrets or Confidential Information of the Company, except as may be required in the ordinary course of performing your duties as an employee of the Company to promote and advance the business of the Company. This restriction shall not apply to (i) information in the public domain through no fault of your own; (ii) information approved for release by written authorization of the Company; (iii) information revealed to other employees of the Company who need to know such confidential and/or trade secret information for the purposes of their employment; or (iv) information that may be required by law or an order of any court, agency or proceeding to be disclosed.

b.	You agree that during your employment you shall not make, use or permit to be used any notes, memoranda, reports, proposals, lists, correspondence, records, drawings, specifications, sketches, blueprints, software programs, data or other materials of any nature in any form, whether written, printed or in digital format or otherwise, relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs (“Company Documentation”) otherwise than for the benefit of the Company. You agree that, after the termination of your employment for any reason, you shall not use or permit to be used any such Company Documentation, it being agreed that any of the foregoing shall be and remain the sole and exclusive property of the Company. You further agree that upon demand of the Company and immediately upon the termination of your employment for any reason you shall deliver all of the foregoing, and all copies thereof, to the Company, at its main office.

11.

Non-Solicitation of Employees and Customers. You agree that you will not, during your employment and for the period ending twelve (12) months after the date your employment is terminated for any reason, without the written consent of the Company, directly or indirectly (a) employ or retain as an independent contractor any employee of the Company or any subsidiary or induce or solicit, or attempt to induce, any such person to leave his or her employment, (b) contact or solicit any designated customers of the Company or any subsidiary for the purpose of selling to those designated customers any products or services which are the same as, or competitive with, the products or services sold or licensed by the Company or any subsidiary. For the purpose of this section, a “designated customer” means a person who was a customer of the Company or any subsidiary at any time during the twelve (12) months preceding the date that your employment terminated.

12.	Non-Disparagement. You agree, other than with regard to employees in the good faith performance of your duties with the Company while employed by the Company, both during and for two (2) years after your employment with the Company terminates for any reason, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. This paragraph will not be deemed to be violated by statements that are truthful, materially complete and made in good faith in required response to legal process or governmental inquiry.

13.	Legal Assistance. You will, both during and for two (2) years after your employment with the Company terminates for any reason, supply such information and render such assistance as may be reasonably required by the Company, its subsidiaries or affiliated companies in connection with any legal or quasi-legal proceeding to which either is or becomes a party. The foregoing will be at the full expense of the Company, including reasonable compensation and the expense of seeking advice of counsel in relation to the proceedings.

14.	Assignment of Rights. The Company shall have the right to assign this letter agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns. You shall not assign or transfer this letter agreement or any rights or obligations hereunder without the prior written consent of the Company, and any attempt to do so shall be void and of no force and effect.

15.	Notices. Any notice required or permitted to be given under this letter agreement will be given in writing by personal delivery, registered mail or by facsimile, to you at your last known address and to the Company at 55 Network Drive, Burlington, Massachusetts 01803, to the attention of Human Resources Manager.

16.	Amendments. Any amendment to or modification of this letter agreement, or any waiver of any provision hereof, shall be in writing and signed by both you and the Company or it will have no effect. Any waiver by the Company of any provision of this letter agreement shall not operate or be construed as a waiver of any subsequent breach hereof.

17.	Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and shall in all respects be interpreted, enforced and governed under the internal and domestic laws of such state, without giving effect to the principles of conflicts of laws of such state.

18.

Work Authorization. You are required by the Department of Immigration and Naturalization Services (INS) to complete an I-9 form. Please note that this offer of employment is contingent upon your ability to provide, within three (3) business days of your first day of employment, the completed I-9 form and acceptable original documents that will establish your identity and authorization to work in the U.S. in compliance with the Immigration Reform and Control Act of 1986, a federal law.

19.	Entire Agreement. This offer letter and the documents and agreements referenced herein constitute the entire agreement between you and the Company with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations undertakings, agreements or Massachusetts law, communications between you and the Company concerning those subject matters.

20.	Binding on Successors & Assigns. This agreement will be binding upon and will enure to the benefit of both parties, and the Company’s successors and assigns.

I am very pleased to make you this offer and believe this position will afford you the opportunity for significant professional achievement and growth. If the above provisions accurately reflect our understanding regarding your employment, please indicate your acceptance by signing this letter below and the IPPIA and returning a copy of both documents to me on or before May 28, 2014.

We look forward to having you join our team.

Sincerely,

/s/ Stephen Remondi

Stephen Remondi

President and Chief Executive Officer

ACCEPTED:

/s/ Richard F. Gilbody	June 4, 2014
Richard F. Gilbody	Date

Exhibit A

Exhibit B

EXA CORPORATION CHIEF FINANCIAL OFFICER ADDITIONAL EMPLOYMENT TERMINATION AND CONDITIONS

1. Definitions. As used herein, the following terms shall be defined as follows:

(a)	“Cause” means one or more of the following:

(i)	a conviction of, or pleading of guilty or nolo contendere to, a felony;

(ii)	a conviction of, or pleading of guilty or nolo contendere to, a misdemeanor resulting in material reputational harm to the Company;

(iii)	a commission of an act of moral turpitude;

(iv)	a commission of an act of material fraud, dishonesty, theft, misappropriation or embezzlement against the Company or a subsidiary of the Company;

(v)	a continuing failure to substantially perform his or her assigned duties after receiving a demand for substantial performance that identifies the manner in which the Company believes you have failed to perform;

(vi)	a material breach of the Company’s Code of Ethics;

(vii)	a material breach of the terms and conditions of any non-competition, non-solicitation, non-disparagement or confidentiality agreement between you and the Company;

(viii)	a commission of willful misconduct resulting in material harm to the Company.

(b)	“Change in Control” shall mean the occurrence of any one of the following events:

(i)	any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes, after the Effective Date, a “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) (other than the Company, any trustee or other fiduciary holding securities under an employee benefit agreement of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or; or

(ii)

the consummation of a merger or consolidation of the Company with any other corporation or other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation (and such voting power among the holders thereof is in substantially the same proportion as the voting power among the holders thereof immediately prior such merger or consolidation); or

(iii)	the closing of a sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iv)	individuals who constitute the Board on the Effective Date (“Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any individual who becomes a member of the Board subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors shall be treated as an Incumbent Director unless he or she assumed office as a result of an actual or threatened election contest with respect to the election or removal of directors; or

(v)	a complete liquidation or dissolution of the Company.

(c)	“Good Reason” means any one or more of the following:

(i)	a material diminishment of the nature or scope of your employment-related responsibilities or duties (provided, however, that a change in reporting structure or a change in the number of your direct reports shall not in and of itself constitute a material diminishment);

(ii)	a material reduction in the aggregate compensation opportunity made available to you by the Company, except for a reduction that is applicable equally to similarly situated executives and that is not greater than 10%;

(iii)	the required relocation, without your consent, of more than 50 miles from your current office location, unless the new location is closer to your primary residence; or

(iv)	following a Change in Control, the failure of the surviving company to assume the obligations of the Agreement;

(v)	the occurrence of a Change in Control.

2. Severance Pay Benefits Not in Connection with a Change in Control. In the event you are involuntarily terminated by the Company without Cause or for Good Reason not in connection with a Change in Control, you shall be entitled to the severance pay benefits set forth in below following the termination date (the “Severance Period”); provided, that the number of months of severance payments may not exceed the number of full months that you have been employed by the Company. All severance payments shall be paid in installments in accordance with the Company’s regular payroll schedule.

a.	Continue payment of: (i) six (6) months of base salary, plus, in the event you have elected COBRA continuation coverage, payment of your COBRA premiums on the same cost-sharing basis as during employment. The payment of COBRA premiums will be taxable to you. If you become eligible for substantially similar benefits from a subsequent employer prior to the end of the Severance Period, the Company will cease to pay its share of your COBRA premiums. You agree to notify the Company if and when you become eligible for such other benefits within five (5) business days of such eligibility.

3. Severance Pay Benefits in Connection with a Change in Control. In the event that there is a Change in Control and, within two (2) years after the Change in Control, you terminate employment with the Company for Good Reason or are involuntarily terminated by the Company without Cause, you shall be entitled to the enhanced severance pay benefits set forth below. Payments made hereunder shall be paid in a single, lump sum payment within 60 days of termination of employment.

a.	Payment in a single, lump sum equal to: (i) twelve (12) months of base salary; and (ii) the target bonus for which you were eligible. In addition, in the event you have elected COBRA continuation coverage, the Company will make payment of your COBRA premiums on the same cost-sharing basis as during employment. The payment of COBRA premiums will be taxable to you. If you become eligible for substantially similar benefits from a subsequent employer prior to the end of the Severance Period, the Company will cease to pay its share of your COBRA premiums. You agree to notify the Company if and when you become eligible for such other benefits within five (5) business days of such eligibility.

b.	The vesting of all (time-based) equity incentives will accelerate in full at the date of termination of employment by the Company without Cause or by the employee for Good Reason. Performance-based awards for any current or future fiscal year will be deemed to be fully earned upon a Change in Control and will convert to time–based options that will cliff vest two (2) years after the award’s grant date.

4. Notice and Opportunity to Cure Basis of Termination for Cause. In the event of an occurrence constituting the basis of termination for Cause, with the exception of the basis for Cause under subsections 1(a)(i), 1(a)(ii), 1(a)(iii) or 1(a)(iv) of this agreement, the Company shall provide you with 60 days’ written notice regarding the basis of termination for Cause, and you may then take action to cure the basis of termination for Cause within 60 days of receipt of the written notice. If you do not remedy the basis of termination for Cause, you will be terminated for Cause upon the conclusion of the 60-day period. In the event of your termination for Cause pursuant to subsections 1(a)(i), 1(a)(ii), 1(a)(iii) or 1(a)(iv), no notice will be required and no opportunity to cure will be available.

5. Notice and Opportunity to Cure Basis of Termination for Good Reason. In the event of any of occurrence constituting the basis of a termination for Good Reason, you shall notify the Company of the initial event or condition constituting the basis of a termination for Good Reason by a written “Notice of Termination” within no more than 60 days of the initial event or condition. A “Notice of Termination” means a notice indicating the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The Company may then take action to cure the Good Reason event or condition within 30 days after receipt of the Notice of Termination. A termination for Good Reason does not occur if the basis of the termination for Good Reason is remedied. If the Company does not remedy the basis of the termination for Good Reason after 30 days of receipt of the Notice of Termination, your termination for Good Reason shall occur upon the Company’s receipt of your written notice alleging that the Company failed to cure the event or condition constituting the basis of a termination for Good Reason, provided that such notice is received no later than 30 days following the end of such 30 day cure period.

6. Tax Code. If any payment or benefit you would receive pursuant to this Agreement or any other agreement, agreement, or arrangement would (i) constitute a “parachute payment” within the meaning of Section 280G Internal Revenue Code of 1986, as amended (the “Code”), and, but for this sentence, be subject to the excise taxed imposed by Section 4999 of the Code (the “Excise Tax”), and (ii) the net after-tax amount (taking into account all applicable taxes payable by you, including any Excise Taxes) that you would receive with respect to such “parachute payments” does not exceed the net after-tax amount you would receive if the amount of such payments were reduced to the maximum amount that could otherwise be payable without the imposition of the Excise Tax, then you and the Company shall work together in good faith to agree on an alternative payment schedule acceptable to both parties, or to amend this Agreement in a manner acceptable to both parties, where necessary or desirable, so that you do not incur an excise tax or you incur the least amount of excise Tax as is possible under the circumstances. If a satisfactory alternative payment schedule or amendment cannot be agreed to by the originally scheduled payment, distribution or benefit date, then the Company shall provide such payment, distribution or benefit to you on the originally scheduled date and shall be reduced to the extent necessary to eliminate the imposition of the Excise Tax. To the extent that any such payments are subject to Section 409A of the Code, any reduction in the payments required to be made pursuant to this section shall be made first with respect to payments payable in cash before being made in respect to any payments to be provided in the form of benefits or equity award acceleration, and in the form of benefits before being made with respect to equity award acceleration, and in any case, shall be made with respect to such payments in inverse order of the scheduled dates or times for the payment or provision of such payments.

It is intended that the agreement and all benefits provided pursuant to the agreement shall be exempt from, or in compliance with, Section 409A of the Code and the Treasury Regulations and IRS guidance thereunder (collectively referred to as “Section 409A”), and all provisions of the agreement shall be interpreted in a manner to avoid the imposition of any penalties. If and to the extent required to comply with Section 409A, (i) no payment or benefit required to be paid under this agreement on account of termination of employment shall be made unless and until the participant incurs a “separation from service” within the meaning of Section 409A, and (ii) any change in the time or form of payment upon or following a Change in Control shall be effective only if such event constitutes a Change in

Control within the meaning of Section 409A. In the case of any amounts payable under this agreement that may be treated as payable in the form of “a series of installment payments”, as defined in Treasury Regulation Section 1.409A-2(b)(2)(iii), your right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of such Treasury Regulation. If any provision of this agreement provides for payment within a time period, the determination of when such payment shall be made within such time period shall be solely in the discretion of the Company, and if such time period spans two calendar years the payment shall be made in the second year.

If you are a “specified employee” as determined pursuant to Section 409A as of the date of termination of employment and if any payment or benefit provided for in this Agreement or otherwise both (x) constitutes a “deferral of compensation” within the meaning of Section 409A and (y) cannot be paid or provided in the manner otherwise provided without subjecting you to additional tax, interest, or penalties under Section 409A, then any such payment or benefit shall be delayed until the earlier of (i) the date which is 6 months after your “separation from service” within the meaning of Section 409A for any reason other than death, or (ii) the date of your death. The provisions of this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty, or interest pursuant to Section 409A. Any payment or benefit otherwise payable or to be provided to you upon or in the 6 month period following “separation from service” that is not so paid or provided by reason of this paragraph shall be accumulated and paid or provided to you in a single lump sum, as soon as practicable (and in all events within 15 days) after the date that is 6 months after your “separation from service” (or, if earlier, as soon as practicable, and in all events within 15 days, after the date your death).

7. Tax and Other Withholdings. The Company may withhold from any payment under the Agreement any federal, state, or local taxes required by law to be withheld with respect to such payment and such sum as the Company may reasonably estimate is necessary to cover any taxes for which the Company may be liable and which may be assessed with regard to such payment. The Company may also withhold sums to cover an employee’s share of any applicable group health insurance premiums. The Company may also withhold sums owed to the Company by an employee which have not been repaid in full before the time for payment of any benefits due under this Agreement.

8. Agent for Service of Legal Process. Legal process with respect to claims under the agreement may be served on the Compensation Committee.

9. Separability. In case any one or more of the provisions of this agreement (or part thereof) shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions hereof, and this agreement shall be construed as if such invalid, illegal or unenforceable provisions (or part thereof) never had been contained herein.

10. Non-Assignability. No right or interest of yours in the agreement shall be assignable or transferable in whole or in part either directly or by operation of law or otherwise, including, but not limited to, execution, levy, garnishment, attachment, pledge or bankruptcy, provided, however, that this provision shall not be applicable in the case of obligations of you to the Company. This agreement and the rights and obligations of the Company hereunder shall inure to the benefit of and be binding upon any successor to the Company (whether as a result of a Change of Control or other event, or by operation of law or otherwise).

11. Gender and Number. Except where otherwise indicated by the context, any masculine gender used herein shall also include the feminine and vice versa, and the definition of any term herein in the singular shall also include the plural, and vice versa.

Exhibit C

Agreement Regarding Intellectual Property and Proprietary Information

AGREEMENT REGARDING

INTELLECTUAL PROPERTY AND PROPRIETARY INFORMATION

IN CONSIDERATION of my employment or my continued employment at will by Exa Corporation (“Exa”), or by any of its subsidiary or affiliated companies, and of Exa’s award to me, while employed by Exa, of an inventor’s honorarium for the specific assignment to Exa of each original U.S. Patent Application:

A.	I hereby assign to Exa all my right, title and interest in and to all inventions, discoveries, designs, improvements, ideas, methods, processes, computer or other apparatus programs and related data, information and documentation and other works of authorship (hereinafter each designated “Intellectual Property”), whether or not patentable, copyrightable or susceptible to other forms of protection, which were made, created, developed, written or conceived by me during the term of my employment by Exa whether during or outside of regular working hours, either solely or jointly with any another employee or not nor in whole or in part, either:

1.	relating to the then current or planned business or research or development of Exa or any of its companies, or

2.	in the course of such employment, or

3.	with the use of the time, material, private or proprietary information, or facilities of Exa or any of its companies.

B.	I am specifically excluding from the coverage of this Agreement the Intellectual Property named in paragraph G of this Agreement, which is owned by me and which is briefly described in an attachment to this Agreement, to be initialed by me and representative of the Company. Any other Intellectual Property which I may have created, developed, written or conceived and which is not excluded under paragraph G shall be deemed to have been created, developed, written or conceived by me during the term of my employment with Exa and assigned to Exa, so long as the remaining conditions of paragraph A are applicable to such Intellectual Property.

C.	I further agree, without charge to Exa, but at its expense:

1.	To disclose promptly to Exa all such Intellectual Property,

2.	To promptly, at the request of Exa, execute a specific assignment to Exa of any right, title and interest to such Intellectual Property, including priority rights arising from patent and copyright applications, and

3.	To do anything else reasonably necessary to enable Exa to secure patents, copyrights or other forms of protection for such Intellectual Property in the United States and other countries.

D.	I further agree that I will keep in confidence and will not, except as required in the conduct of business of Exa, or as authorized in writing on behalf of Exa, publish, discloser or use, or authorize anyone else to publish, disclose or use, during the period of my employment and subsequent thereto, any private or proprietary information which I may in any way acquire, learn, develop or create by reason of my employment by Exa, including the private or proprietary information of clients, vendors, partners and joint venture’s of Exa, and that when my employment terminates, I will relinquish all documents and records contain such information to Exa.

E.	I further agree that the various provisions of this Agreement:

1.	shall be interpreted in accordance with the laws of the Commonwealth of Massachusetts.

2.	shall be binding upon my heirs, executors, administrators and assigns,

3.	shall be deemed separable from each other, and the invalidity of one provision shall not affect the validity of any other provision, and

4.	shall not be deemed to provide or imply the duration or other terms and conditions of employment by Exa.

F.	I hereby acknowledge that I have on this day received a copy of this Agreement.

G.	Following is a list of Intellectual Property to be excluded from the coverage of this Agreement. Fill in “None” if there is none.

EMPLOYEE SIGNATURE	EMPLOYEE NAME (PRINT)

DATE	EMPLOYEE TITLE

Accepted for Company

SIGNATURE	NAME (PRINT)

DATE	TITLE